

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 11, 2007

By Facsimile and U.S. Mail

Mr. Christopher H. Hopkins
Chief Executive Officer
Oilsands Quest Inc.
205, 707-7th Avenue SW
Calgary, Alberta, Canada T2P 3H6

       Re: **Oilsands Quest Inc.**
             Form 10-KSB for the Fiscal Year Ended April 30, 2006
             Filed July 21, 2006
             Response Letter Dated February 16, 2007
             Form 10-QSB/A for the Quarterly Period Ended October 31, 2006
             Filed March 16, 2007
             Response Letter Dated March 22, 2007
             File No. 000-27659

Dear Mr. Hopkins:

       We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 22, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-QSB/A for the Quarterly Period Ending October 31, 2006

1. In light of the revisions made in recording subsidiary level stock based compensation and consulting expenses, please disclose the correction of the error for the period ended October 31, 2006 in accordance with APB 20 or SFAS 154, as applicable. In each instance, label the applicable financial statements "as restated."

2. We remind you of your reporting obligation to file an Item 4.02 Form 8-K to disclose the non-reliance on previously issued financial statements as of and for the period ended October 31, 2006. Please do so or otherwise tell us why you do not believe this disclosure is necessary.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Cannarella at (202) 551-3337, or Kevin Stertzel at (202) 551-3723 with any questions in regard to the financial statements. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief